Exhibit 2.2

REAL PROPERTY PURCHASE AGREEMENT

This Real Property Purchase Agreement (“Agreement”) is entered into as of the 7th day of October, 2014 (the “Effective Date”), by and between Sky RE Holding LLC, an Indiana limited liability company (“Purchaser”) and Skyline Corporation, an Indiana corporation (“Seller”).

WHEREAS, pursuant to an Asset Purchase Agreement (the “Purchase Agreement”), dated October 7, 2014, to which Evergreen Recreational Vehicles, LLC (“Evergreen”) and Seller are parties, Evergreen has agreed to acquire and Seller has agreed to sell (the “Acquisition”) certain assets of Seller; and

WHEREAS, in connection with the Acquisition, the Seller has agreed to sell and Purchaser has agreed to purchase certain real estate and improvements.

WHEREAS, any terms not defined herein shall have the meanings ascribed to them as contained in the Purchase Agreement;

In consideration of the mutual warranties, covenants and obligations contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the Purchaser and Seller agree as follows:

1. Purchase and Sale. Purchaser agrees to purchase and Seller agrees to sell at the price of Eight Hundred Six Thousand Two Hundred Six Dollars and 00/100 Cents ($806,206.00) (“Purchase Price”), those certain buildings located at 1209 South Division Street, Bristol, Indiana 46507, consisting of an approximately 115,000 square foot building and an approximately 20,000 square foot building situated on approximately 18.2 acres of land, and more particularly described herein and on Exhibit “A” to be attached hereto, including:

1.1 That certain real estate described on Exhibit “A” of this Agreement, together with all easements, right of ingress and egress, air rights, rights of way and appurtenances belonging or appertaining to the real estate (the “Land”) but subject to all the exceptions identified in Part II, Schedule B of the Meridian Title Corporation Commitment File No. 14-36141 which for all purposes hereunder shall constitute “Permitted Exceptions”;

1.2 All buildings and other improvements situated upon the Land, including, but not limited to, the buildings described in paragraph 1 (the “Buildings”) and all other buildings, structures, fixtures, paved areas, and other improvements of any and every kind and nature whatsoever presently situated on, in or under or hereafter erected or installed on, in or under the Land (together with the Buildings, the “Improvements”);

1.3 All fixtures, heating, ventilation and air conditioning systems, carpeting, window coverings, and outdoor lighting of any and every kind and nature whatsoever owned by Seller and now installed on and used in connection with the operation of the Land or the Improvements (“Fixtures”);

1.4 To the extent transferrable, all of Seller’s rights in and to any and all permits, plans, specifications, warranties, guaranties, and licenses (the “Intangible Property”) connected with the operation of the Land or Improvements.

The Land and Improvements are hereinafter sometimes referred to collectively as the “Real Property”.

2. Payment of Purchase Price. On the Closing Date (as hereinafter defined), Purchaser shall pay the entire Purchase Price, adjusted in accordance with the prorations herein, by federally wired funds.

3. Due Diligence. Seller has delivered to Purchaser true, correct and complete copies of the following items, to the extent in Seller’s possession: the most recent existing survey (if any) of the Real Property, copies of all available building plans and specifications, copies of all available engineering and environmental reports, Seller’s title insurance policy, all lease and sublease agreements, reciprocal easement agreements, and service agreements. Purchaser has had an opportunity to conduct any and all inspections, evaluations, studies and other due diligence it desires.

4. Title Insurance. Seller, at Seller’s expense, shall provide to Purchaser a title commitment (“Title Commitment”) for an owner’s title insurance policy in the amount of the Purchase Price (2006 ALTA Form B Policy), together with such lender’s coverage, endorsements and provisions for affirmative coverage as Purchaser, at Purchaser’s expense, desires, issued by Meridian Title Corporation (the “Title Company”), which insures good and marketable title to the Real Property subject to the Permitted Exceptions. Seller shall satisfy mortgages, liens, judgments, deeds of trust or other such monetary obligations of record at or prior to Closing.

5. Survey. The Purchaser may at its sole expense order a current survey (“Survey”) of the Real Property, prepared by a registered public surveyor. The Survey shall be prepared and certified in conformance with the Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys adopted in 1999 by the American Land Title Association, the American Congress on Surveying & Mapping and the National Society of Professional Surveyors.

6. Taxes. The real estate taxes levied against the Real Property shall be prorated between Seller and Purchaser as of the Closing and shall be computed based upon the most recent published tax rate and most recent assessed valuation figures.

7. Possession. Possession of the Real Property shall be delivered to the Purchaser simultaneously with the closing of the purchase and sale of the Real Estate, which will be at the time of closing of the Acquisition. Except for Seller, there are no other tenants or parties that have a right to possession or use of any of the Real Property. Any and all rights granted to Seller to occupy or use the Real Property shall be terminated effective as of the Closing Date.

8. Risk of Loss. The risk of loss of the Premises prior to Closing shall be upon the Seller, and in the event of substantial loss by fire or other casualty to the Premises prior to Closing, the Purchaser shall have the option to cancel this Agreement, by written notice to Purchaser not more than five (5) days after notice of the casualty, in which case neither party shall have any further rights, obligations or duties under this Agreement. If Purchaser does not so cancel this Agreement, it shall complete the sale and purchase transaction. Prior to Closing, Seller shall keep said Premises insured against loss by fire or other casualty under its existing policies of casualty insurance, and in the event Purchaser shall complete the sale and purchase transaction after such fire or casualty, Seller shall irrevocably assign, transfer, and deliver to Purchaser any and all of Seller’s rights in the proceeds of any insurance settlement to which Seller shall be entitled as a result of such fire or casualty. In the event Purchaser shall not elect to consummate this sale and purchase transaction, said insurance proceeds shall be the sole and exclusive property of the Seller.

9. Condemnation of the Property. Any proceeding seeking the use or taking of any portion of or interest in the Real Property is a “Taking”. Seller has no knowledge of the commencement of a Taking. For purposes of this Agreement, the “knowledge” of the Seller shall mean the actual knowledge of Bruce Page, Jon Pilarski, Martin Fransted, Jeff Holdread, and Robert Davis.

10. Improvement and Correction. Seller warrants that it has no knowledge of any planned, public, or private improvements which would result in special assessments and that no governmental, private agency or insurer has served any notice requiring any material repairs, alterations, or corrections of any existing conditions.

11. Assignability. Purchaser shall have the right to transfer or assign this Agreement to any entity owned or controlled by Purchaser without the prior written consent of Seller, provided, however, that no such assignment shall release Purchaser from its obligations hereunder.

12. Broker. The parties hereto represent and warrant that neither of them has used a broker in this transaction and that no commission is due and payable, and each party agrees to indemnify and hold the other harmless from and against any and all loss, cost, damage, claims and expense which the other may sustain or which may be asserted against the other by reason of any claim for compensation by any other person, firm or corporation introduced by the indemnifying party in connection with the transaction contemplated herein.

13. Disputes. Both parties shall be permitted to exercise any and all remedies now or hereafter prescribed or permitted by the laws of the State of Indiana, including but not limited to, specific performance of this Agreement. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the United States District Court, located in South Bend, Indiana over any suit, action or proceeding arising out of or relating to this Agreement or, in the absence of the minimum jurisdictional amount, the highest court of general jurisdiction of the State of Indiana located in Elkhart, Indiana. Each party hereby irrevocably waives to the fullest extent permitted by law, (i) any objection that they may now or hereafter have to the venue of any such suit, action or proceeding brought in any such court, or (ii) any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon each party duly served with process therein and may be enforced in the courts of the jurisdiction of which either party or any of their property is subject, by a suit upon such judgment.

14. Governing Law. This Agreement shall be binding upon the parties hereto and upon their respective successors and assigns, and shall be interpreted and construed pursuant to the laws of the State of Indiana.

15. Attorneys’ Fees. Each party hereto agrees to pay the reasonable attorneys’ fees of the substantially prevailing party incurred in enforcing the terms of this Agreement in the event of a violation of the terms or covenants herein contained.

16. Closing and Closing Costs; Termination. This transaction shall be closed (the “Closing” or “Closing Date”) as soon as practical under the circumstances. Notwithstanding anything to the contrary herein, if the Acquisition does not close and the Purchase Agreement is terminated for any reason, this Agreement shall terminate automatically, in which case neither party shall have any further rights, obligations or duties under this Agreement.

16.1 Any closing fee or similar fee charged by the Title Company shall be paid equally by Seller and Purchaser. Buyer shall pay the costs or expenses incident to the recordation of documents required in order to transfer title pursuant to the terms of this Agreement. Each party shall bear its own attorneys’ fees.

16.2 At Closing, Seller shall deliver to Purchaser: (i) a Warranty Deed for the Real Property; (ii) Bill of Sale for any personal property and fixtures; and (iii) the Real Estate free and clear of all liens and encumbrances, except for Permitted Exceptions.

17. Purchaser or its representatives or affiliates have fully examined and inspected the Real Property prior to the execution of this Agreement, and Purchaser agrees to accept the Real Property in an “AS IS” condition as of the Closing. Purchaser agrees that, except for Seller’s representations set forth in this Agreement, Purchaser is not relying upon any representations, statements, or warranties (oral or written, implied or express) of any officer, employee, agent, affiliate or representative of Seller, including, but not limited to: (a) any representation, statements or warranties as to the physical condition of the Real Property; (b) the fitness and/or suitability of the Real Property for any particular use; (c) the past, current or future financial performance of the Real Property; (d) the compliance of the Real Property with applicable legal requirements, including building, zoning, subdivision, environmental, or land use legal requirements, codes, ordinances, rules or regulations; (e) the state of repair of the Improvements; (f) the value of the Real Property; (g) the manner or quality of construction of the Improvements; or (h) the income derived or to be derived from the Real Property. Purchaser, for itself and its affiliates, successors and assigns, waives any right to assert any claim against Seller, at law or in equity, relating to any such matter, whether latent or patent, disclosed or undisclosed, known or unknown, in contract or tort, now existing or hereafter arising, except with respect to Seller’s representations and warranties in this Agreement.

18. Limitations. The Seller and Purchaser agree that Seller’s liability to Purchaser is subject to the Basket, Cap, and other limitations set forth in Sections 6.4 and 6.5 of the Purchase Agreement. For purposes of calculating what liability (if any) is owed Purchaser and Evergreen Recreational Vehicles, LLC under this Agreement and the Purchase Agreement, the liability of Seller under this Agreement and the Purchase Agreement shall be aggregated.

19. Entire Agreement. This Agreement and the Purchase Agreement represent the entire understanding of the parties with respect to the subject matter hereof and no modification hereof or addition hereto shall be binding upon the parties hereafter unless executed in writing by both the Seller and the Purchaser.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have hereunto affixed their signatures on the date first set forth above.

SKY RE HOLDING LLC

By:	/s/ Kelly L. Rose
Kelly L. Rose, Member

Purchaser

SKYLINE CORPORATION

By:	/s/ Bruce G. Page
Bruce G. Page
President and Chief Executive Officer

Seller

EXHIBIT A

A part of the West half of the Northeast Quarter of Section 34, Township 38 North, Range 6 East of the Second Principal Meridian, situate in Elkhart County, State of Indiana, and being more particularly described as follows:

Beginning at an iron stake at the Northwest corner of the Northeast Quarter of said Section 34; thence Eastwardly along the North line of the West half of the Northeast Quarter of said Section 34, a distance of 1320.28 feet to a point, said point being the Northeast corner of the West half of the Northeast Quarter of said Section 34; thence Southwardly with an interior angle of 90 degrees 32 minutes along the East line of the West half of the Northeast Quarter of said Section 34, a distance of 600 feet to a point; thence Westwardly with an interior angle of 89 degrees 28 minutes parallel with the North line of the West half of the Northeast Quarter of said Section 34, a distance of 1323.30 feet to a point on the West line of the Northeast Quarter of said Section 34; thence Northwardly with an interior angle of 90 degrees 15 minutes along the West line of the Northeast Quarter of said Section 34, a distance of 600 feet to the place of beginning of this description.